EXHIBIT 99.1
Important Notice
To Certain Directors and Executive Officers of
TC Energy Corporation
Regarding the Regulation BTR
Blackout Period and Trading Restrictions

September 12, 2024

General Information. This notice is to inform you that the TransCanada USA Services Inc. 401(k) Savings Plan (the “401(k) Plan”) will have a blackout period during which 401(k) Plan participants will be unable to conduct transactions in the common stock of TC Energy Corporation (“TC Energy Stock”) (as well as common stock of South Bow Corporation) within the 401(k) Plan. TC Energy Corporation previously announced that South Bow Corporation would be spun-off into an independent and separate publicly-traded company. Within the 401(k) Plan, the blackout period is necessary in connection with the spin-off to enable the 401(k) Plan to update its records and accounting when shares of South Bow Corporation are distributed to stockholders of TC Energy Corporation, including stockholders under the 401(k) Plan. Because you are an executive officer (and/or a director who is a management employee) of TC Energy Corporation, you will be prohibited during the blackout period from engaging in certain transactions both inside the 401(k) Plan and outside the 401(k) Plan involving equity securities of TC Energy Corporation that you acquired in connection with your service as an executive officer. Note: the Regulation BTR trading restrictions do not prohibit open market purchases of shares of TC Energy Corporation that do not satisfy any minimum ownership requirements or guidelines adopted by TC Energy Corporation.

Impact on 401(k) Plan Participants. As a result of the corporate spin-off, participants in the 401(k) Plan will be temporarily unable to direct or diversify investments in their individual accounts or obtain distributions from the 401(k) Plan if the transaction involves TC Energy Stock (as well as common stock of South Bow Corporation). This period, during which participants will be unable to exercise these rights otherwise available under the 401(k) Plan, qualifies as a “blackout period” under the Securities and Exchange Commission’s Regulation BTR.

Restrictions on Employee Directors and Executive Officers during the Blackout Period. During the blackout period, employee directors and executive officers of TC Energy Corporation will be subject to trading restrictions imposed under Section 306(a) of the Sarbanes-Oxley Act of 2002 and Regulation BTR. Subject to limited exceptions, these restrictions generally prohibit, during the blackout period, the direct or indirect purchase, sale, or other acquisition or transfer of any equity securities of TC Energy Corporation both inside and outside of the 401(k)Plan that you acquired in connection with your service as an employee director or executive officer of TC Energy Corporation. Please note that, as previously communicated, all trading by TC Energy Corporation’s directors and executive officers is already restricted under TC Energy Corporation’s Insider Trading Policy during certain trading blackout periods. Regulation BTR, however, also imposes additional penalties for violations, such as criminal penalties and a requirement to disgorge all profits, on impermissible trades that occur during a Regulation BTR blackout period.

•Note that “equity securities” are defined broadly to include TC Energy Stock and derivatives thereof, including without limitation stock options, performance shares, phantom units, and restricted stock units.
•Covered transactions are not limited to those involving your direct ownership, but include any transaction in which you have a pecuniary interest (for example, transactions by your immediate family members living in your household).
•Among other things, these rules prohibit selling shares of TC Energy Stock acquired pursuant to options granted to you in connection with your service as an executive officer, selling shares of common stock that were acquired after the vesting of restricted stock units or performance shares, or selling shares to cover withholding taxes upon the vesting of restricted stock units or performance shares.
•These restrictions generally do not apply to the reinvestment of dividends under a pre-established broad-based stockholder dividend reinvestment plan, or to the acquisition of TC Energy Stock pursuant to a previously established election to invest contributions in the TC Energy Stock fund of the 401(k) Plan.
•The Regulation BTR trading restrictions do not prohibit open market purchases of shares of TC Energy Corporation that do not satisfy any minimum ownership requirements or guidelines adopted by TC Energy Corporation.

Length of the Blackout Period. The blackout period for the 401(k) Plan is expected to begin on September 30, 2024, and end during the week of October 6, 2024. We will notify you of any changes that affect the dates of the BTR blackout period.

Questions or Additional Information. The rules described above apply in addition to the other restrictions on trading activity under TC Energy Corporation’s Insider Trading Policy. In order to avoid any inadvertent violations of the blackout period restrictions, you should direct questions about your transactions in TC Energy Corporation’s securities and information or questions about the blackout period, including whether the blackout period has begun or ended, to Christine Johnston, Vice-President, Law and Corporate Secretary, TC Energy Corporation, 450 1St Street SW, Calgary, AB T2P 5H1, phone 403-920-7686, email: christine_johnston@tcenergy.com.